FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 12/JANUARY/2006


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No.1 - Holding(s) in Company dated 20th December 2005
Exhibit No.2 - Holding(s) in Company dated 20th December 2005
Exhibit No.3 - Additional Listing dated 29th December 2005
Exhibit No.4 - Disposal dated 3rd January 2006
Exhibit No.5 - Blocklisting Interim Review dated 4th January 2006
Exhibit No.6 - Holding(s) in Company dated 6th January 2006
Exhibit No.7 - Fourth Quarter Trading Update dated 10th January 2006 Exhibit No.8 - Result of EGM dated 12th January 2006

Exhibit No.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

659,219

6) Percentage of issued class

0.35%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

16 DECEMBER 2005

11) Date company informed

19 DECEMBER 2005

12) Total holding following this notification

28,654,950 SHARES

13) Total percentage holding of issued class following this notification

15.05%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 20 DECEMBER 2005

Exhibit No.2

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD (335,093 SHARES)

CHASE NOMINEES LTD (6,929,047 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

19 DECEMBER 2005

11) Date company informed

20 DECEMBER 2005

12) Total holding following this notification

7,264,140 SHARES

13) Total percentage holding of issued class following this notification

3.82%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 20 DECEMBER 2005

Exhibit No.3

29 December 2005

Cookson Group plc - Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 5,500,000 Ordinary shares of 10p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 4,000,000 shares to be issued under the Cookson Group Executive Share Option Scheme and 1,500,000 shares to be issued under the Cookson Employee Share Savings Schemes.

Cookson Group plc

265 Strand

London WC2R 1DB

Tel: +44 (0) 20 7061 6500

Fax: +44 (0) 20 7061 6600

Web: www.cooksongroup.co.uk

Exhibit No.4

3 January 2006

COOKSON GROUP PLC

SALE OF SPECIALTY COATING SYSTEMS ("SCS") FOR $55.5M

GBP100M DISPOSALS PROCEEDS TARGET NOW ACHIEVED

Cookson Group plc ("Cookson"), the leading materials science company, announces that on 31 December 2005 it sold SCS, a business which forms part of the Assembly Materials sector of Cookson's Electronics division, to Bunker Hill Capital for US$55.5 million (GBP32.3 million*). The consideration was satisfied by way of an immediate cash payment of US$54.0 million (GBP31.4 million*), with an additional US$1.5 million (GBP0.9 million*) to be paid upon closing of the sale of the SCS China business in early 2006. The consideration will be subject to completion balance sheet adjustments in respect of working capital and capital expenditure, which are not expected to be material.

The sale of SCS is part of Cookson's strategy of achieving progressive debt reduction through, in part, non-core business disposals, and brings the proceeds from disposals agreed in 2005 up to the GBP100 million targeted by the end of 2006.

SCS comprises a group of companies and business assets with its main operations in the USA, Europe and Asia-Pacific. Its primary business is the service application of a specialty conformal coating product principally for use in automotive, electronic and medical applications.

On an International Financial Reporting Standards ("IFRS") basis, for the year ended 31 December 2004, SCS generated a trading profit** of GBP4.3 million on revenue of GBP19 million. As at 31 December 2004, SCS had gross assets of GBP18 million and gross liabilities of GBP2 million. For the six months ended 30 June 2005, SCS generated a trading profit** of GBP2.1 million on revenue of GBP9 million. As at 30 June 2005, SCS had gross assets of GBP19 million and gross liabilities of GBP2 million and employed 285 people.

The net cash proceeds from the sale will strengthen Cookson's balance sheet and provide greater financial flexibility. Additionally, Cookson will consider making advanced payments into its UK pension scheme to reduce the existing deficit.

In January 2005, Cookson announced a target of raising over GBP100 million from disposal proceeds by the end of 2006. In the six month period to 30 June 2005, proceeds from disposals totalled GBP13 million. Furthermore, on 15 December it was announced that a conditional agreement had been entered into to sell Cookson's Laminates business for US$91 million (GBP53 million*). On completion of that disposal (expected in February 2006) together with some further property disposals completed recently and including the proceeds from this transaction, Cookson will have generated disposal proceeds of over GBP100 million.

Commenting on the sale of SCS, Nick Salmon, Chief Executive of Cookson Group plc, said:

"SCS is a good quality business, as reflected in the price achieved. However, it does not fit strategically with our core electronics business, and the sale represents further significant progress in terms of our strategy of progressive debt reduction. Following the recent announcement regarding the sale of our Laminates business, this deal means we have achieved our strategic goal of raising GBP100 million through disposals, a year ahead of schedule.

"Our  strategic  plan  also  involves  achieving  significant   improvements  in
profitability,   and  our  third  quarter   trading  update  in  early  November
demonstrated that we are making solid progress in this regard as well."

Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                         Cookson Group plc
Mike Butterworth, Group Finance Director             Tel: + 44 (0)20 7061 6500
Isabel Vilela, Investor Relations Manager

Media enquiries:
John Olsen                                           Hogarth Partnership
                                                     Tel: +44 (0)20 7357 9477

Notes:

* translated at an exchange rate of US$1.718/GBP1

** trading profit consists of profit from operations before central Group and Divisional cost allocations, rationalisation costs, amortisation and impairment of intangible assets and profit/(loss) relating to fixed assets

Note to editors:

In January 2005, Cookson announced its strategy which focuses on performance enhancement, debt reduction and the disposal of non-core activities.

Cookson's objectives include improving profitability, with targeted return on sales by 2007 of 10% in both the Ceramics and Electronics divisions and a return on net sales value (i.e. excluding the precious metals content) of 15% for the Precious Metals division. Cookson also plans to reduce total debt significantly over the next 2-3 years. This will be achieved through a combination of strong operational cash flow - from improved profitability and working capital management - and a disposal programme which will raise over GBP100 million from the sale of a number of non-core activities and assets by the end of 2006. In addition, Cookson intends to resume a sustainable dividend payment as soon as possible with dividends funded from free cash flow.

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals.

The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of specialist ceramics products and refractory linings to the steel, glass, foundry and other industries.

The Electronics division is a leading supplier of materials and services to fabricators and assemblers of printed circuit boards and semiconductor packaging and to industrial markets including automotive and construction.

The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No.5


                              BLOCK LISTING SIX MONTHLY RETURN

Date: 4 January 2006

Name of applicant:                                                   Cookson Group plc

Name of scheme:                                                      Cookson Group US Stock Purchase Plan

Period of return:                                                    From:  01/07/2005           To:  31/12/2005

Balance under scheme from previous return:                           448,379 Ordinary 10p Shares

The amount by which the block scheme has been increased, if the      -
scheme has been increased since the date of the last return:

Number of securities issued/allotted under scheme during period:     0

Balance under scheme not yet issued/allotted at end of period        448,379 Ordinary 10p Shares

Number and class of securities originally listed and the date of     2,500,000 Ordinary 1p Shares (January 2004)
admission                                                            2,500,000 Ordinary 1p Shares (January 2005)
                                                                     448,379 Ordinary 10p Shares (May 2005)

Total number of securities in issue at the end of the period         190,350,294 Ordinary 10p Shares



Name of contact:                                                     Rachel Fell

Address of contact:                                                  Cookson Group plc
                                                                     265 Strand
                                                                     London WC1R 1DB

Telephone number of contact:                                         020 7061 6562


Name of person making return: Rachel S Fell, Deputy Secretary, Cookson Group plc



                                           BLOCK LISTING SIX MONTHLY RETURN

Date: 4 January 2006

Name of applicant:                                                   Cookson Group plc

Name of scheme:                                                      Cookson Group Executive Share Option Schemes

Period of return:                                                    From:  01/07/2005           To:  31/12/2005

Balance under scheme from previous return:                           185,778 Ordinary 10p Shares

The amount by which the block scheme has been increased, if the      4,000,000 Ordinary 10p Shares
scheme has been increased since the date of the last return:

Number of securities issued/allotted under scheme during period:     112,334 Ordinary 10p Shares

Balance under scheme not yet issued/allotted at end of period        4,073,444 Ordinary 10p Shares

Number and class of securities originally listed and the date of     3,500,000 Ordinary 1p Shares (March 1998)
admission                                                            2,500,000 Ordinary 1p Shares (January 2005)
                                                                     185,778 Ordinary 10p Shares (May 2005)
                                                                     4,000,000 Ordinary 10p Shares (December 2005)

Total number of securities in issue at the end of the period         190,350,294 Ordinary 10p Shares



Name of contact:                                                     Rachel Fell

Address of contact:                                                  Cookson Group plc
                                                                     265 Strand
                                                                     London WC1R 1DB

Telephone number of contact:                                         020 7061 6562

Name of person making return: Rachel S Fell, Deputy Secretary, Cookson Group plc



                                           BLOCK LISTING SIX MONTHLY RETURN

Date: 4 January 2006

Name of applicant:                                                   Cookson Group plc

Name of scheme:                                                      Cookson Employee Share Savings Scheme

Period of return:                                                    From:  01/07/2005           To:  31/12/2005

Balance under scheme from previous return:                           290,612 Ordinary 10p Shares

The amount by which the block scheme has been increased, if the      1,500,000 Ordinary 10p Shares
scheme has been increased since the date of the last return:

Number of securities issued/allotted under scheme during period:     555,121 Ordinary 10p Shares

Balance under scheme not yet issued/allotted at end of period        1,235,491 Ordinary 10p Shares

Number and class of securities originally listed and the date of     1,500,000 Ordinary 1p Shares (February 1996)
admission                                                            2,500,000 Ordinary 1p Shares (January 2005)
                                                                     290,612 Ordinary 10p Shares (May 2005)
                                                                     1,500,000 Ordinary 10p Shares (December 2005)

Total number of securities in issue at the end of the period         190,350,294 Ordinary 10p Shares



Name of contact:                                                     Rachel Fell

Address of contact:                                                  Cookson Group plc
                                                                     265 Strand
                                                                     London WC1R 1DB

Telephone number of contact:                                         020 7061 6562

Name of person making return: Rachel S Fell, Deputy Secretary, Cookson Group plc

Exhibit No.6

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD (335,093 SHARES)

CHASE NOMINEES LTD (5,371,457 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

4 JANUARY 2006

11) Date company informed

5 JANUARY 2006

12) Total holding following this notification

5,706,550 SHARES

13) Total percentage holding of issued class following this notification

2.997%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 6 JANUARY 2006

Exhibit No.7

10 January 2006

COOKSON GROUP plc - FOURTH QUARTER TRADING UPDATE

Cookson Group plc ("Cookson"), the leading materials science company, is issuing this trading update ahead of its full year results for 2005, scheduled for announcement on 14 March 2006.

Fourth Quarter Highlights:

o Better than expected trading performance from the Ceramics and Electronics divisions; Precious Metals division's weak trading continued

o    Disposal proceeds target of GBP100 million reached ahead of schedule

o    Recently announced disposals:

     - Disposal of Laminates business for US$91 million (GBP53 million*)

     - Disposal of SCS for US$55 million (GBP32 million*)

Commenting on the fourth quarter, Nick Salmon, Cookson's Chief Executive, said:

"We continue to make good progress in implementing the strategic plan announced last January. Fourth quarter trading has been ahead of the expectations indicated in our 4 November Trading Update, due to strong performances from our two largest divisions, Ceramics and Electronics. The full year results will show that these divisions, post the disposals, have made substantial progress towards achieving the targeted margin levels. With the two disposals signed in December we have now reached our disposal target of GBP100 million."

Trading

The Ceramics division performed significantly ahead of expectations in the fourth quarter with steel volumes in Europe and the USA better than previously anticipated and a robust performance from the Glass sector. Trading profit for the fourth quarter is now expected to be higher than that recorded for the third quarter. Trading in our Electronics division was also ahead of expectations due to a strong performance from the Assembly Materials sector, benefiting from the continued pick up in the lead free solder market. The Precious Metals division continued to experience weak market conditions, most particularly in the UK, with a weaker seasonal up-tick than in prior years.

The Group now expects its overall performance for 2005 to be ahead of its previous expectations.

Cash generation for the fourth quarter has been satisfactory, although the year end net debt level has been negatively impacted by the strengthening of the US dollar. Overall net debt at 31 December 2005 is expected to be slightly below GBP300 million.

This includes the SCS disposal proceeds of GBP31.4 million received at the year end but has been negatively impacted by an approximately GBP32 million exchange rate movement effect in the year.

Restructuring

During the fourth quarter several new restructuring initiatives were launched, targeted at reducing operating expenses and exiting certain commodity activities. The related charges will be booked in 2005, taking the total restructuring charge in the year towards GBP20 million. The cash spend in 2005 relating to these initiatives, plus those launched in previous years, is also expected to be approximately GBP20 million.

Disposals

In January 2005, Cookson announced a target of raising over GBP100 million from disposal proceeds by the end of 2006. The disposal programme is part of Cookson's strategy of focussing on higher technology products and exiting commodity activities, as well as achieving progressive debt reduction.

On 15 December 2005, the disposal of Cookson's Laminates business for US$91 million (GBP53 million*) was announced which is conditional upon clearance from the competition authorities in Europe. Due to some delays by the acquirer in submitting the merger filings, this clearance is now not expected before the end of March 2006. In addition, on 3 January 2006 Cookson announced that it had disposed of its SCS business on 31 December 2005 for US$55.5 million (GBP32 million*). On completion of the Laminates transaction and including the cash proceeds from property and other disposals in the twelve month period to 31 December 2005, Cookson will have generated disposal proceeds of over GBP100 million.

Laminates and SCS will be reported as 'discontinued operations' in the 2005 financial statements.

Pension Deficit

The reduction in December in the long term corporate bond rate used in the calculation of UK pension fund liabilities means the pension deficit will increase over the amount stated in the Interim Results. A full revaluation of the UK pension scheme is not yet available but we expect the increase in the deficit between 1 July and 31 December 2005 to be in the order of GBP20 million.

Other

The Company's Extraordinary General Meeting on 12 January will be seeking shareholder approval for changes to its Articles of Association as part of the planned termination of the registration of its ordinary shares with the USA Securities and Exchange Commission and to effect a reduction of its share capital.

Cookson expects to announce the preliminary results for the year ended 31 December 2005 on 14 March 2006.

Note

* Translated at an exchange rate of GBP1 to US$1.718.

Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                         Cookson Group plc
Mike Butterworth, Group Finance Director             Tel: + 44 (0)20 7061 6500
Isabel Vilela, Investor Relations Manager

Media enquiries:
John Olsen                                           Hogarth Partnership
                                                     Tel: +44 (0)20 7357 9477

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals.

The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of specialist ceramics products and refractory linings to the steel, glass, foundry and other industries.

The Electronics division is a leading supplier of materials and services to fabricators and assemblers of printed circuit boards and semiconductor packaging and to industrial markets including automotive and construction.

The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No.8

12 January 2006

                                Cookson Group plc

                    Results of Extraordinary General Meeting

Cookson Group plc ("Cookson" or the "Company") announces that the special resolutions proposed to holders of the Company's ordinary shares of 10 pence each ("shareholders"), and as detailed in the circular sent to shareholders on 19 December 2005, were duly passed at today's Extraordinary General Meeting. The resolutions were:

- to amend the Company's Articles of Association to facilitate termination of its registration with the US Securities and Exchange Commission ("SEC");

- to reduce the issued share capital of the Company by cancelling and extinguishing the deferred shares of 49 pence each;

- to reduce the authorised share capital of the Company by cancelling and extinguishing six ordinary shares of 1 pence each; and

- to cancel the share premium account of the Company.

The amendment to the Articles of Association includes a provision conferring upon the Board the power to require ordinary shares which are held directly or indirectly by US resident shareholders to be sold in order to reduce the number of such shareholders to below 300, as presently required by the SEC for termination of registration. In order to avoid the costs of complying with SEC registration requirements in respect of the financial year ended 31 December 2005, the Board intends to commence exercising these compulsory transfer provisions as soon as reasonably practicable. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US resident shareholders and apply the power first to those US resident shareholders with the smallest holdings of ordinary shares.

Subject to approval by the High Court, cancellation of the deferred shares and the other reductions of capital outlined above are expected to become effective on or around 15 February 2006 upon registration of the order of the High Court with the Registrar of Companies.

Copies of the resolutions passed at the Extraordinary General Meeting will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: +44 (0)20 7066 1000

Enquiries:
Cookson Group plc                       Tel: +44 (0)20 7061 6500

Richard Malthouse, Group Secretary      www.cooksongroup.co.uk




                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 12TH JANUARY 2006